Exhibit 99.1

Scienjoy Holding Corporation Uses Cutting-edge Technology and MCN Applications for Live Streaming to Drive Efficient Revenue Growth

BEIJING, Jan. 25, 2021 /NEWSWIRE/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, is using cutting-edge technology and high-quality-content-creating applications from the MCN sector to establish six compelling complete virtual reality worlds, or "Second Life Worlds" (the "virtual reality worlds") in the Company’s show live streaming platforms, with the aim to efficiently enhance the customer stickiness, generate higher engagement, and drive a stronger user willingness to pay. Based on the 4G technology, the Company's small-scale rollout of three virtual reality worlds in 2020 has been successful, and with the gradual application of the 5G technology, the Company is expected to fully launch six complete virtual reality worlds in the near future.

In December 2020, the Company announced its business strategies of "Live Streaming Full Ecosystem", covering the brand-new Entertainment, E-commerce and Multi-Channel Network (MCN) sectors. As one of the top priorities of future development, the high-quality-content-creating applications from the MCN sector will provide in-depth resource integration and efficient output for the development and maturation of the two sub-ecologies of Entertainment and E-commerce, and create content monetarization opportunities with high growth potential for the Company.

Based on the 4G technology, the Company launched three virtual reality worlds in 2020 on a small scale and has enriched the scenarios and enhanced the entertainment of its show live streaming platforms. Through AI-powered face-modifying and voice-modifying technology, each virtual reality world allows broadcasters and users to customize their own characters in the virtual world, including roles, voices and character relationships, and thus provides fully immersive and interactive scenarios. Such enriched content also diversifies the single relationship between broadcasters and users, adding a more complex and entertaining multi-dimensional relationships within broadcasters and users, respectively.

With the application of the 5G technology, Scienjoy will accelerate the full-scale application of six complete virtual reality worlds. The initial application in 2020 has already received positive feedback and gained acceptance from users and broadcasters, proving the feasibility and rationality of the virtual reality worlds. The Company will increase investment in research and development this year and plans to launch six complete virtual reality worlds in its show live streaming platforms in the near future, which is expected to efficiently enhance the customer stickiness, generate higher engagement, and drive a stronger user willingness to pay through the cutting-edge technology and high-quality-content-creating applications.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “With the intensifying segmentation of the live streaming industry and the increasing demand for high quality content, we hope to promote ourselves through the high-quality-content-creating applications, so we introduced the virtual reality worlds. We are delighted that the small-scale application has received active participation and enthusiastic feedback from all participants on the platforms, which reinforced our confidence in the application of the MCN sector. This year, six complete virtual reality worlds are expected to be fully established and applied in our show live streaming platforms, and I am very confident that they will increase the attention and traffic to our platforms, and drive revenue growth efficiently.”

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile live streaming platform in China, and its core mission is to build a live streaming service matrix that delivers pleasant experience to users. With more than 243 million registered users, Scienjoy currently operates four brands of live streaming platforms, consisting of: Showself, Lehai, Haixiu, and BeeLive (including Mifeng, BeeLive Chinese version, and BeeLive International for international markets). Scienjoy adopts multi-platform operation strategies and is committed to providing high quality and value-added services for users with innovative thinking. Based on the in-depth understanding of and research on the live streaming industry and user behavior, Scienjoy is devoted to building a second life world in which the virtual world and the reality are integrated within the live streaming scenario, to deeply integrating the industry through diversified live broadcasting scenarios, and to empowering the industry by building a content-rich and vibrant Live Streaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Media Relations Contact

Anna Huang
ATIF Holdings Limited
+86-139-2726-7157
SJ@atifchina.com